OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

North Country Showcase Inc

6100 St Lawrence Centre
Massena, NY 13662

https://www.northcountryshowcase.com

100 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 652 shares of common stock ($65,200)

Minimum 100 shares of common stock ($10,000)

Company	North Country Showcase Inc
Corporate Address	6100 St Lawrence Centre, Massena, NY 13662
Description of Business	North Country Showcase Inc is a retail storefront showcasing products from local artists and crafters. Our mission is to be a catalyst for economic growth in the North Country.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$100
Minimum Investment Amount (per investor)	$100

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

North Country Showcase, Inc. is a unique marketplace that brings together the products grown and produced in Northern New York. This is a "community owned" venture which is organized as a public benefit corporation. North Country Showcase provides a place where the best of the products produced in the area can be purchased in one location and to create a larger market for these producers both through the Showcase and an online companion e-commerce website. It is our goal that this will lead to growth for individual businesses and increased employment through that growth.

Sales, Supply Chain, & Customer Base

The Showcase website will be connected to sites like Amazon.com and EBay Stores. It is anticipated that the potential of this site will far exceed the "bricks and mortar" site within a few years and a fulfillment center may be needed to make sure orders are filled in a timely and professional manner.

North Country Showcase will also seek to be featured in the tourism publications throughout the region promoting the North Country as it highlights the cultural flavor of the area. It will also hold special events (in conjunction with the Mall owners) such as "A Taste of the North Country Festival" with performers, music, activities during the summer months and a "NC Cabin Fever Celebration" in winter months.

The North Country Showcase seeks contracts with North Country vendors to sell their products in the "one stop" outlet. The vendors are a mix of wholesale, consignment, and shelf rental contracts. This allows the Showcase to minimize cash paid for inventory, expands the variety of products and vendors, while ensuring vendors have a stake in the success of North Country Showcase.

Our customer base will be both St. Lawrence County residents and visitors to the area in our mall location. Our products will be varied enough to appeal to all types of visitors and meet the needs of those who want to take home a "piece of the North Country".

Located just five minutes from the Canadian border and the City of Cornwall, and one hour from Montreal and Ottawa, we also hope to attract many Canadian visitors to our location. We hope to offer them a welcoming experience with quality products, helpful information about each vendor and the area's attractions. We will also regularly host demonstrations by our vendors of how their products are made.

Within 10 miles of the Mall is the Akwesasne Mohawk Casino which sees thousands of overnight visitors each year. There is a potential to work with the casino to have shuttle buses for their clientele to visit the Showcase and attend activities at the site. Most of these visitors come from Canada or Vermont and stay for several days and are looking for other activities in the area.

There is also a large potential market comprised of parents of students in the County's five colleges and promotions can be geared to having parents order "care packages" for exam weeks, or gift baskets for birthdays and special occasions. Students can also use this site as a handy way to send parents gifts for special occasions. (There are over 10,000 college students within 35 miles of the site.)

The Corporate gift market is also a market that could be developed specializing in gift baskets for the holidays or as "thank you" gifts.

Competition

North Country Store, Rt. 11, Philadelphia, NY – (70 miles away) has Pa. Dutch products, imported products and some local products.

Adirondack Buyer Days – is an annual weekend event which showcases many North Country products. The organizers of this event have expressed support for the North Country Showcase as there is no other venue in the seven County region which provides a year-round outlet for products made by their members.

There are very few outlets in the North Country that offer the kind and number of products that we seek to provide. While some stores may carry a few products, we hope to have the most comprehensive array of North Country products.

Liabilities and Litigation

North Country Showcase Inc has no litigation currently pending.

Liabilities include pending payouts to consignment vendors, sales tax payable, payroll related taxes, outstanding gift certificates, and layaway liability.

The team

Officers and directors

Bobbi Hull	VP & Secretary, Director
Anthony Diagostino	Treasurer, Director
Karen St. Hilaire	President, Director
Eric Gustafson	Director
Carol Robert	Director
Chritine Zavgren	Director
Tracy Charleson	Director
JoAnn Roberts	Director
Tammy Gormley	Director

Bobbi Hull
Bobbi is an Independent Contractor/Project Manager working with The Coding Network to manage medical coders and auditors from 2014 to Present. Bobbi is the first Vice President and first Secretary of North Country Showcase from 2017 to present. In these roles, Bobbi is leading eCommerce, technical systems, and other operations for North Country Showcase. Bobbi is one of the first board members of North Country Showcase from 2017 to present.

Anthony Diagostino
Anthony has been the AVP of Loan Administration & Risk Management at SeaComm Federal Credit Union since 2013 to present. Anthony has several years of experience in financial services and is the first Treasurer of North Country Showcase from 2017 to present. As treasurer, Anthony is responsible for bookkeeping, HR, financial reporting, and compliance. Anthony is one of the first board members of North Country Showcase from 2017 to present.

Karen St. Hilaire

Karen was the County Administrator for St. Lawrence County from 2007 retiring in 2015. She is a Professor at local colleges, including SUNY Canton, SUNY Potsdam, and Clarkson from 2015 to present. Karen is the first President of North Country Showcase from 2017 to present. As President, Karen is responsible for management, vendor recruitment, and other operations. Her extensive experience will be invaluable in ensuring the success of North Country Showcase. Karen is one of the first board members of North Country Showcase from 2017 to present.

Eric Gustafson
Eric is a local attorney and partner with Pease & Gustafson for over 25 years and has assisted with the formation of North Country Showcase. Eric's knowledge of business and contract law will be important in ensuring compliance in any way necessary. Eric is one of the first board members of North Country Showcase from 2017 to present.

Carol Robert
Carol is a small business owner of X-Treme Clean and has operated in the local area since 2005. Carol's entrepreneur and accounting backgrounds will be key in successfully managing the ongoing operations of North Country Showcase. Carol is one of the first board members of North Country Showcase from 2017 to present.

Chritine Zavgren
Christine has been retired for more than three years. As a local artist, she was one of the first vendors at North Country Showcase. Christine provides important connections to the local art community and will provide an important perspective for business operations. Christine is one of the first board members of North Country Showcase from 2017 to present.

Tracy Charleson
Tracy is one of the owners of Commercial Press Ink, founded over 25 years ago, one of the first vendors at North Country Showcase. Tracy's business experience will be important to ensure the successful operations of North Country Showcase. Tracy is one of the first board members of North Country Showcase from 2017 to present.

JoAnn Roberts
For more than three years, JoAnn has been the owner of Nut Shop International, a first vendor at North Country Showcase. JoAnn has experience owning her own retail shop and has been the Events and Promotions Coordinator for the St Lawrence County Chamber of Commerce since 2007. JoAnn's experience with the Ag & Markets regulations will be important in the success of North Country Showcase. JoAnn is one of the first board members of North Country Showcase from 2017 to present.

Tammy Gormley
Tammy has worked as a Sales/Account Manager for Stephens Media group since 2005. Tammy has also been an entrepreneurial property manager since 1993. Tammy is one of the first board members of North Country Showcase from 2017 to present and will be assisting with developing our marketing strategy.

Number of Employees: 1

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Securities aren't easily resold** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.
- **Our financials indicate a going concern** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from outside sources. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.
- **Valuation is speculative** No one is saying the company is worth a specific amount, they can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.
- **Projections are only estimates** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for idea, people think its a better option than the competition and North Country Showcase has priced the services at a level that allows the company to make a profit and still attract business.
- **More funds to grow** We do not anticipate needing access to credit in order to support our working capital requirements as we grow, however this may change as our operations evolve. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.
- **Our local focus model could fail to achieve the sales traction we expect** Our growth projections are based on an assumption that the customer base is interested in locally produced products and that it will be sufficient disposable

income exists to purchase the carried products. It is possible that our model will fail to gain market acceptance for any number of reasons. If the model fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

- **We could fail to achieve the growth rate we expect even with additional investments** We expect to generate a significant amount of growth from the investments we will make into marketing locally produced products following this offering. However, it is possible that the appeal of these products on a global scale is not as significant as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.
- **Our success is dependent** Our success is dependent upon the willingness of our vendors, availability of product, and customers. Although we are discerning when it comes to vendor selection and use efficient techniques and management skills to maximize the number of sales, the relationship between vendors, availability of products, and customers might cause problems and reduced in sales volume.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Karen St Hilaire, 7.76% ownership, Director - No individual owns >20%
- Bobbi Hull, 7.47% ownership, Director - No individual owns >20%
- Tammy Gormley, 6.9% ownership, Director - No individual owns >20%
- Tracy Charleson, 4.31% ownership, Director - No individual owns >20%
- Anthony Diagostino, 4.31% ownership, Director - No individual owns >20%
- Christine Zavgren, 1.44% ownership, Director - No individual owns >20%
- Eric Gustafson, 1.44% ownership, Director - No individual owns >20%
- Jo Ann Roberts, 0.0% ownership, Director - No individual owns >20%
- Carol Robert, 9.2% ownership, Director - No individual owns >20%

Classes of securities

- Common Stock: 348

Common Stock

The Company is authorized to issue up to 1,000 shares of common stock. There are a total of 348 shares currently outstanding.

Voting Rights

The holders of shares of the Company's Common Stock, no par value per share, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and will only pay dividends as deemed prudent by the Board, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by, the rights of the holders of any additional classes of stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of North Country Showcase Inc common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuance of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. The increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-11-30.

Financial Condition

Results of Operation

North Country Showcase Inc opened the retail storefront July 8, 2017. Through November 30, 2017 retail sales revenue exceeded $41,000. Over 1,500 sales took place with average ticket of $32.45. The Showcase originally opened with 30 vendors and now has over 100.

North Country Showcase hired their first full time employee in September 2017. This employee handles daily operations of the store including retail sales, customer service, merchandising, and miscellaneous daily tasks. Additional employees will be added as needed.

North Country Showcase moved from the original retail storefront opened in July 2017 to an expanded location at St. Lawrence Centre in October 2017. The move expanded the retail square footage from approximately 3,000 square feet to 11,000 square feet. Additional products, including locally made furniture and large art pieces, were added to the existing selection.

Sales have continued to grow each month since inception. This is expected to continue with the exception of January and February 2018, as is typical within the retail industry. Additional sales channels, including a dedicated e-commerce website, will be added to support continued revenue growth and expansion of the brand.

Financial Milestones

Prior to opening, North Country Showcase sold shares in a private offering to local community members, raising over $10,000 to fund the initial retail storefront renovations and inventory purchases. Volunteer stakeholders contributed time to setup, merchandise, and operate the store until the first full time employee was hired in September 2017.

Additional shares of North Country Showcase Inc were sold as additional vendors were added and community members were interested in investing. The Board of Directors also authorized shares in lieu of payment to several volunteers for their time and contributions to the operations of North Country Showcase Inc. To date, 348 shares have been issued to 5 accredited investors and 30 non-accredited investors.

North Country Showcase has seen sales revenue growth for each month of operation and expects this to continue. Sales in November 2017 exceeded $15,000. Profits have been reinvested into the business through a move to an expanded retail showroom, inventory purchases, and resources to launch an e-commerce website. As a result, the corporation shows a net loss since inception. Break-even is predicted to occur within the first 12 months of operation.

Liquidity and Capital Resources

The company is currently in startup mode and has experienced operating losses requiring the continued infusion of new capital to continue business operations. If the company is successful in this offering, we may seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

- 2017-05-02, Section 4(a)(2), 202 Common Stock. Use of proceeds: Start-up capital including equipment and inventory purchases, leasehold improvements, rent, advertising, and other expenses.
- 2017-11-30, Section 4(a)(2), 133 Common Stock. Use of proceeds: Payment of service providers including contractor, signage, cleaners, and inventory. Discretionary awards to volunteers for work performed since opening authorized by the Board of Directors.

Valuation

$34,800.00

Based on discussions with potential shareholders, the board of directors selected $500 per share as the original price per share with a maximum of 200 shares authorized. Subsequently, based on the market and sale opportunities, a 5 for 1 stock split was authorized to reduce the price per share to $100 and a maximum of 1,000 shares. We have not undertaken any additional efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

We are seeking to raise a minimum of $10,000 (target amount) and up to $65,200 (over-allotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our over-allotment amount of $65,200, we believe the amount will last us 12 months and plan to use the net proceeds of approximately $62,134 over the course of that time as follows:

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$65,200
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$3,912
Net Proceeds	$9,400	$61,288
Use of Net Proceeds:		
eCommerce Website	$3,000	$5,000
Marketing	$2,000	$12,000

Working Capital	$2,900	$39,288
Equipment	$1,500	$5,000
Total Use of Net Proceeds	$9,400	$61,288

- Our eCommerce Website budget will be used to build the eCommerce website, take photos of products, and other related costs.
- Our Marketing budget will be used for event marketing, local radio and television ads, sponsorships with PBS, and other advertising platforms.
- Our Equipment budget will be used for equipment to support store sales including food coolers and displays.
- Our Working Capital will be utilized for all other necessary business expenses including inventory purchases, rent, and other cost incurred to running the business.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

The company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.northcountryshowcase.com in the investor section. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year."

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR North Country Showcase Inc

[See attached]

I, Karen St. Hilaire, the President (Principal Executive Officers) of North Country Showcase Inc., hereby certify that the financial statements of North Country Showcase Inc. and notes thereto for the periods ending March 22, 2017 (inception) and November 30, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

North Country Showcase Inc has not filed tax returns as of November 30, 2017 as the corporation has not completed its first fiscal year of operation.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 01/01/2018

Karen St. Hilaire
President, North Country Showcase Inc.

01/01/2018
(Date)

North Country Showcase, Inc

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE PERIOD ENDED
November 30, 2017

North Country Showcase, Inc
Index to Financial Statements
(unaudited)

NORTH COUNTRY SHOWCASE, INC.
BALANCE SHEETS
NOVEMBER 30, 2017
(unaudited)

		November 30, 2017
ASSETS		
Current Assets		
Cash & Equivalents	$	16,929
Accounts receivable		47
Inventory		7,078
Prepaid expenses		600
Total current assets		24,654
TOTAL ASSETS	$	24,654
LIABILITIES AND EQUITY		
Payroll liabilities	$	1,693
Sales tax payable		2,027
Other current liabilities		7,310
Total current liabilities		11,030
Equity		
Common stock, no pav value;1,000 shares authorized, 348 outstanding		0
Capital in excess of par value		34,785
Retained deficit		(21,161)
Total Equity		13,624
TOTAL LIABILITIES AND EQUITY	$	24,654

NORTH COUNTRY SHOWCASE, INC.
STATEMENTS OF OPERATIONS
FOR THE PERIOD ENDED NOVEMBER 30, 2017
(unaudited)

Revenues	$	26,029
Cost of goods sold		9,114
Gross profit		16,914
Expenses		
Accounting Fees		304
Advertising and Promotion		984
Bank Fees		174
Building and Property Security		1,057
Business Licenses & Permits		21
Cash Over & Short		34
Computer - Hardware		1,450
Computer - Software		258
Credit Card Fees		58
Dues & Subscriptions		285
Filing Fees		125
Insurance		393
Janitorial Expense		245
Marketing Expense		226
Meals and Entertainment		1,925
Office Supplies		784
Other Supplies		1,483
Payroll taxes		835
Professional Fees		122
Rent Expense		3,000
Repairs & Maintenance		7,140
Volunteer Stock Awards		10,300
Telephone and Internet		794
Wages		6,077
Total expenses		38,075
Net loss	$	(21,161)

NORTH COUNTRY SHOWCASE, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE PERIOD ENDED NOVEMBER 30, 2017
(unaudited)

	Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount			
Inception (March 22, 2017)	-	$ -	$ -	$ -	$ -
Shares issued for cash	205	-	20,485	-	$ 20,485.00
Shares issued for services	143	-	14,300	-	$ 14,300.00
Net income (loss)	-	-	-	(21,161)	$ (21,161.00)
November 30, 2017	348	$ -	$ 34,785	$ (21,161)	$ 13,624

NORTH COUNTRY SHOWCASE, INC.
STATEMENTS OF CASH FLOWS
FOR THE PERIOD ENDED NOVEMBER 30, 2017
(unaudited)

Cash flows from operating activities		
Net loss	$	(21,161)
Adjustments to reconcile net loss to net cash provided by operations:		
Stock-based payments		4,000
Volunteer Stock Awards		10,300
Changes in operating assets and liabilities		
Accounts receivable		(47)
Inventory		(7,078)
Prepaid expenses		(600)
Payroll liabilities		1,693
Sales tax payable		2,027
Other current liabilties		7,310
Net cash used in operating activities		(3,556)
Cash flows from financing activities		
Proceeds from stock issuances		20,485
Net cash provided by financing activities		20,485
Net cash increase (decrease) for period		16,929
Cash at beginning of period		-
Cash at end of period	$	16,929

NOTE 1 – NATURE OF OPERATIONS

NORTH COUNTRY SHOWCASE, INC. was formed on MARCH 22, 2017 ("Inception") in the State of NEW YORK. The financial statements of NORTH COUNTRY SHOWCASE, INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in MASSENA, NY.

North Country Showcase, Inc. is a unique marketplace that brings together the best of the products grown and produced in Northern New York. This is a "community owned" venture which is organized as a public benefit corporation. North Country Showcase provides a place where the best of the products produced in the area can be purchased in one location and to create a larger market for these producers both through the Showcase and an online companion e-commerce website. It is our goal that this will lead to growth for individual businesses and increased employment through that growth.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of November 30, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from retail sales and shelf rental when (a) persuasive evidence that

an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and NEW YORK state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Liabilities include pending payouts to consignment vendors, sales tax payable, payroll related taxes, outstanding gift certificates, and layaway liability.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 1,000 shares of our common stock with no par value. As of November

30, 2017 the company has currently issued 348 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

No related party transactions have occurred since inception.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after November 30, 2017 through January 1, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

HELLOSIGN

Audit Trail

TITLE	Financial Statements for Crowdfunding
FILE NAME	Financial Stateme...w & Footnotes.pdf
DOCUMENT ID	c2a03a83297132ded7a2fb522f391aa9b6d934b0
STATUS	● Completed

Document History

SENT	**01/01/2018** 12:34:35 UTC-5	Sent for signature to Karen St Hilaire (ksth@aol.com) IP: 104.229.71.250
VIEWED	**01/01/2018** 16:55:41 UTC-5	Viewed by Karen St Hilaire (ksth@aol.com) IP: 184.91.253.97
SIGNED	**01/01/2018** 16:57:01 UTC-5	Signed by Karen St Hilaire (ksth@aol.com) IP: 184.91.253.97
COMPLETED	**01/01/2018** 16:57:01 UTC-5	The document has been completed.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

North Country Showcase is pending **StartEngine Approval.**


PLAY VIDEO
NORTH COUNTRY
Showcase
Local Creations
NEW &
EXPANDE
COMING SO

0
Investors

$0.00
Raised of $10K - $65.2K goal

North Country Showcase

Showcasing locally made products

Small OPO · Massena, NY · Art · Accepting International Investment


COMMUNITY OWNED
LOCAL CREATIONS MARKETPLACE



Support 90+ small businesses with one investment.

Invest in North Country Showcase Inc

North Country Showcase is a unique marketplace that brings together the best of the products grown and produced in Northern New York.

The idea for North Country Showcase grew out of the community action group, ReImagining Our Tomorrow (RIOT). Locally produced products were previously not available in a central location, resulting in a fragmented market.

The idea to unite these products under one roof in a community-owned venture is unique. Past efforts have been limited to sole proprietors attempting to purchase inventory or manage consignment relationships. Community involvement is key to driving success.

Investment

$100/share | When you invest you are betting the company's future value will exceed $100,000.

The Opportunity

The one-stop shopping approach of North Country Showcase for locally sourced products is a catalyst to drive tourism in the area. The region produces high-quality goods that suffer from a lack of exposure.

Now is the right time for this venture. North Country Showcase is aligned with the region's movement toward a more tourism-focused economy. Additionally, North Country Showcase is part of the broader "Shop Local and Shop Small" trend.

The local market for the physical location is unique with access to Canadian day tourists and tourists from across the globe visiting the region for various events. Additionally, offering products in an e-commerce store will allow us to expand our reach beyond our local region.

While there are similar stores, none have a structure focused on community ownership and involvement. This focus allows us to be more involved in local events, from hosting local artists and producers in workshops and tasting shows, while also working to grow the region's economy.

Bringing together the best products produced in Northern New York.

Successes So Far

- **July 2017:** Opened North Country Showcase's physical store in the St. Lawrence Centre mall in Massena, NY. Opening day had products showcased from 33 vendors/producers and nearly $4,000 in sales.
- **September 2017:** Hired our first full-time employee. Products showcased from over 60 vendors/producers.
- **October 2017:** Relocated to an expanded 11,000-sq.-ft. retail space, including a larger showroom, a connected workshop space for events, and back room capable of handling eCommerce shipping needs. Products showcased from over 80 vendors/producers.
- **November 2017:** Over $14k in revenue for the month. Over $50k in revenue since opening.



Press Coverage

- Grand Opening Announcement
- Sparking a Regional Resurgence
- Expansion Announcement
- Items Flying off the Shelf
- North Country Flavors
- Assemblywoman Jenne Visit

Local Pride Products



Handcrafted



Fine Art



Business Model

North Country Showcase currently operates a retail storefront, The Showroom, in the St Lawrence Centre mall in Massena, NY. The Showroom is filled with products from local vendors. Vendors are able to have their products in the showcase in one of the following three models:

- **Wholesale:** North Country Showcase purchases the products at wholesale prices and marks up the product for retail sale.
- **Consignment:** North Country Showcase enters an agreement with the vendor to display their products in return for a 40% commission.
- **Shelf Rental:** North Country Showcase enters an agreement with the vendor to display their products in return for a monthly shelf rental fee and 10% commission.

Additionally, our leased space at the St Lawrence Centre includes a separate event space, The Workshop, for special events including artist demonstrations, classes, book readings, and tasting events. The space provides an additional revenue source, and the events draw more customers to the store.

Market Overview

Our customer base will be focused on both St. Lawrence County residents and visitors to the area in our mall location. We plan for our products to be varied enough to appeal to all types of visitors and meet the needs of those who want to take home a "Piece of the North Country".


NORTH COUNTRY
FINGER LAKES
CENTRAL NEW YORK
MOHAWK VALLEY
CAPITAL DISTRICT
WESTERN NEW YORK
SOUTHERN TIER
MID-HUDSON

Located just five minutes from the Canadian border and the City of Cornwall, and one hour from Montreal and Ottawa, we also hope to attract many Canadian visitors to our location. We hope to offer them a welcoming experience with quality products, helpful information about each vendor and the area's attractions. We will also regularly host demonstrations by our vendors of how their products are made.

Our Team


COMING SOON
Showcase

North Country Showcase Inc is managed by a volunteer board of nine directors elected from the shareholders. A group of three volunteer officers, president, vice-president/secretary, and treasurer are appointed from the elected directors. Professional management and store staff are to be hired as needed. Currently North Country Showcase employs one full-time staff member with extensive retail experience to operate the store on a daily basis. Other store functions are completed through volunteer shareholders, including space improvements, store staffing, website development, and vendor selection.

Don't Miss Out

This is a limited time opportunity to invest in our unique marketplace. Don't wait until it's too late!

Invest in North Country Showcase today!

March 22, 2017

North Country Showcase Inc Formed

A group of local investors decided to move forward with creating a retail storefront to display locally made products from a seven county region.

July 8, 2017



North Country Showcase Opens

Volunteers worked tirelessly to remodel a space in the St. Lawrence Centre mall and recruit vendors making local products. Grand opening saw over $3,200 in sales!

October 16, 2017



Expanded Showroom Opens

North Country Showcase opens in a new 11,000+ square foot showroom and adding vendors and, including locally made furniture.

November 24, 2017

Holiday Season Kickoff

North Country Showcase kicks off its first holiday season with a bang! Over $5,000 of sales between Black Friday, Small Business Saturday, and Cyber Monday.

February 2018

StartEngine Launch

Our equity crowdfunding campaign launches on StartEngine.

Q1 2018

eCommerce Launch

North Country Showcase plans to launch an eCommerce store expanding the reach of the locally produced products to those outside the area. (Anticipated)

In the Press

SHOW MORE

Meet Our Team



Karen St. Hilaire

President, Director

Karen was the County Administrator for St. Lawrence County from 2007 retiring in 2015. She is a Professor at local colleges, including SUNY Canton, SUNY Potsdam, and Clarkson from 2015 to present. Karen is the first President of North Country Showcase from 2017 to present. As President, Karen is responsible for management, vendor recruitment, and other operations. Her extensive experience will be invaluable in ensuring the success of North Country Showcase. Karen is one of the first board members of North Country Showcase from 2017 to present.



Bobbi Hull

VP & Secretary, Director

Bobbi is an Independent Contractor/Project Manager working with The Coding Network to manage medical coders and auditors from 2014 to Present. Bobbi is the first Vice President and first Secretary of North Country Showcase from 2017 to present. In these roles, Bobbi is leading eCommerce, technical systems, and other operations for North Country Showcase. Bobbi is one of the first board members of North Country Showcase from 2017 to present.



Anthony Diagostino

Treasurer, Director

Anthony has been the AVP of Loan Administration & Risk Management at SeaComm Federal Credit Union since 2013 to present. Anthony has several years of experience in financial services and is the first Treasurer of North Country Showcase from 2017 to present. As treasurer, Anthony is responsible for bookkeeping, HR, financial reporting, and compliance. Anthony is one of the first board members of North Country Showcase from 2017 to present.

Eric Gustafson

Director

Eric is a local attorney and partner with Pease & Gustafson for over 25 years and has assisted with the formation of North Country Showcase. Eric's knowledge of business and contract law will be important in ensuring compliance in any way necessary. Eric is one of the first board members of North Country Showcase from 2017 to present.

Carol Robert

Director

Carol is a small business owner of X-Treme Clean and has operated in the local area since 2005. Carol's entrepreneur and accounting backgrounds will be key in successfully managing the ongoing operations of North Country Showcase. Carol is one of the first board members of North Country Showcase from 2017 to present.

Chritine Zavgren

Director

Christine has been retired for more than three years. As a local artist, she was one of the first vendors at North Country Showcase. Christine provides important connections to the local art community and will provide an important perspective for business operations. Christine is one of the first board members of North Country Showcase from 2017 to present.

Tracy Charleson

Director

Tracy is one of the owners of Commercial Press Ink, founded over 25 years ago, one of the first vendors at North Country Showcase. Tracy's business experience will be important to ensure the successful operations of North Country Showcase. Tracy is one of the first board members of North Country Showcase from 2017 to present.

JoAnn Roberts

Director

For more than three years, JoAnn has been the owner of Nut Shop International, a first vendor at North Country Showcase. JoAnn has experience owning her own retail shop and has been the Events and Promotions Coordinator for the St Lawrence County Chamber of Commerce since 2007. JoAnn's experience with the Ag & Markets regulations will be important in the success of North Country Showcase. JoAnn is one of the first board members of North Country Showcase from 2017 to present.

Tammy Gormley

Director

Tammy has worked as a Sales/Account Manager for Stephens Media group since 2005. Tammy has also been an entrepreneurial property manager since 1993. Tammy is one of the first board members of North Country Showcase from 2017 to present and will be assisting with developing our marketing strategy.

Offering Summary

Maximum 652 shares of common stock ($65,200)

Minimum 100 shares of common stock ($10,000)

Company	North Country Showcase Inc
Corporate Address	6100 St Lawrence Centre, Massena, NY 13662
Description of Business	North Country Showcase Inc is a retail storefront showcasing products from local artists and crafters. Our mission is to be a catalyst for economic growth in the North Country.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$100
Minimum Investment Amount (per investor)	$100

Irregular Use of Proceeds

The company will not incur any irregular use of proceeds.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow North Country Showcase to get notified of future updates!

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VIDEO TRANSCRIPT (Exhibit D)

North Country Showcase Local Creations

The Showroom

Artisan Gifts

Tastes of The North Country

Local Pride

Handmade Goods

Unique art

From local artists

Handmade

Hand Carved

Handcrafted

Quality Products

Community owned Local Creations Marketplace

North Country Showcase Local Creations

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
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